Emeco

"Helping you move the Earth"™


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07021657
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Emeco
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Emeco Holdings Limited Business Overview

CONFIDENTIAL

File No 82-35011

Disclaimer and Important notice

Emeco

- This presentation may contain forward looking statements that are subject to a range of risk factors and uncertainties. Whilst these statements are considered to be based on reasonable assumptions, the statements themselves and the assumptions upon which they are based may be affected by a range of circumstances which could cause actual results to differ significantly from the results expressed or implied in these forward looking statements. These circumstances include, but are not limited to: changes in the demand for volume of earth moved in the mining and civil construction sectors, changing customer preferences regarding the rental of heavy earthmoving equipment, industry competition, price fluctuations and general economic and financial market conditions, both in Australia and internationally. To the maximum extent permitted by law, Emeco Holdings Ltd, its directors, officers, employees and agents disclaim liability for any loss or damage which may be suffered by any person through the use of or reliance on anything contained in or omitted from this presentation.

- The information in this presentation is not an offer or recommendation to purchase or subscribe for securities in Emeco Holdings Ltd or to retain any securities currently held.

File No 82-3504

Emeco

Emeco

Emeco rents dry-hire heavy earthmoving equipment to the mining and construction industries


CATERPILLAR
Emeco
785B

Agenda

Emeco

1 Business highlights

2 Industry overview

3 Business overview

4 Financial overview

File No 82-35011

Rental Market Share and Global Locations

Emeco

#1 market share in Australia and Indonesia and a growing presence in Canada, USA and Europe


Australia
531
350
#2
Number of machines
Indonesia
121
90
#2
Number of machines
Canada
261
Number of machines
USA
56
Number of machines
Europe
8
Number of machines


Karratha
Kalgoorlie
Perth
Adelaide
Orange
Bendigo
Mackay
Brisbane
Kempsey
Somersby/Rutherford
Sydney
Melbourne
Balikpapan
Jakarta
Fort McMurray
Grand Prairie
Edmonton
Winnipeg
Regina
London
Atlanta
Houston
Hardenburg
Moerdijk

Source: Emeco Management

Notes: Machine numbers as of 1 January 2007 and includes Euro Machinery BV; #2 indicates Number 2 player in rental market

File No 82-35011

Continued growth in "volume of earth moved" in existing markets

Emeco

Emeco's growth is not dependent on commodity prices

Forecast earth moved by commodity



Mbcm
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2002
2004
2006F
2008F
2010F
10.9% CAGR (2000–2005)
6.1% CAGR (2005–2010F)
Copper
Gold
Iron
Oil sands
Coal

Forecast earth moved by country



Mbcm
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
2000
2002
2004
2006F
2008F
2010F
10.9% CAGR (2000–2005)
6.1% CAGR (2005–2010F)
Canada
Indonesia
Australia

Source: AME Mineral Economics

Notes: Charts based on volume of earth moved in Australia (open cut mining of coal, gold, iron ore, copper), Indonesia (open cut mining of coal, gold, copper) and Canada (open cut mining of oil sands). Emeco's equipment is used directly in the mining of coal, iron ore, gold and copper. In respect of the Canadian oil sands, Emeco's equipment is primarily used in the construction and maintenance of road and transport *infrastructure to support oil sands mining*

File No 82-35011

Significant potential to increase penetration of rental model

Emeco

Management expects development of the rental market and changing attitudes to rental to drive further rental penetration and provides another avenue for growth



100%
80%
60%
40%
20%
0%
13%
7%
2%
0%
0%
Australia
Indonesia
Canada
USA
Europe
Emeco Base
Remaining Base

Source: Management estimates based on the number of comparable heavy earthmoving machines Emeco has and the total installed base of heavy earthmoving equipment as at 31 December 2006. The estimate of total installed base is sourced from the Parker Bay Company as at 31 December 2006, excluding draglines and drills.

Growth through geographic and sector expansion

Emeco

There are many under-served markets, and Emeco has a track record in developing new rental markets

Volume of earth moved 2005–2010F


Further opportunities in:
◇ Civil construction
◇ Alaskan pipeline
◇ US highways
◇ Other commodities
Mbcm
100,000
50,000
0
29,960
71,360
Markets served
Markets not served

Source: AME Mineral Economics

Note: Markets served comprise Australia (open cut mining of coal, gold, iron ore, copper), Indonesia (open cut mining of coal, gold, copper) and Canada (open cut mining of oil sands). Markets not served comprise Australia (copper), Canada (*coal, iron ore, gold, copper*) and *Rest of world (for coal, iron ore, gold, copper and zinc)*

File No 82-35011

Competitive advantage through global procurement network


Market
intelligence
Residual
management
Procurement
capabilities
Access to
equipment
Wholesale
pricing
Canada
USA
Chile
Europe
UK
Russia
South Africa
Japan
Hong Kong
Indonesia
Australia
Equipment sourced from these countries in 2000–2006

File No 82-35011

World class custom built maintenance facilities

Emeco


Euro Machinery

Euro Machinery New Premises – Hardenburg, Netherlands


Emeco

Emeco Premises – Mackay, QLD


Emeco

Emeco Premises – Rutherford, NSW



Euro Machinery New Premises – Hardenburg, Netherlands


Emeco
Emeco

Emeco Premises – Somersby, NSW



Emeco Premises - Redcliffe, WA

File No 82-35011

Management's track record of execution

Emeco

Disciplined management of *growth capital*, successful entry into new geographic markets and strategic acquisitions in Australia, Canada and USA have delivered EBITDA CAGR of 44% since 2000



Emeco established
Acquired by Darr Equipment
Focus on Queensland growth
Entered Indonesian rental market
Established Parts and Sales joint ventures
Established Emeco USA
MBO
Acquired Andy's Earthmovers
Acquired Bevan's
IPO
Acquired Euro Machinery
Pro Forma EBITDA ($M)
250
200
150
100
50
0
Commodity Price Index
200
180
160
140
120
100
80
60
40
1975
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007F
Management appointments
Wayne Malvern, Business Development (current role)
David Tillbrook, WA/Indonesia
Laurie Freedman, Managing Director
Don Jeffrey, Qld
Mick Turner, Asset Manager
Robin Adair, CFO
Rodney Parish, Indonesia
Trevor Sauvarin, Sales
David Griffin, Parts
Acquired WA Parts business (Natrac)
Acquired partners interests in joint venture
Acquired River Valley
Established Emeco Europe
Acquired TSM (USA)
EBITDA CAGR 2000–2007F: 44%

Source: Emeco Management

Note: Commodity price index is the equal-weighted average of indices of gold, coal and iron ore prices, with a base date of 1 January 1997

Emeco

Agenda

1 Business highlights

2 Industry overview

3 Business overview

4 Financial overview

File No 82-35011

Emeco's primary market

Emeco primarily operates in the market for heavy earthmoving equipment rental, predominantly to the mining industry in Australia, Indonesia and Canada

1H07 Rental Revenue Contribution



Other 10%
Civil 14%
Zinc 7%
Oil 3%
Iron Ore 10%
Gold 17%
Coal 39%

1H07 EBITDA Contribution



Rest of World 12%
Indonesia 13%
Australia 74%

Source: Emeco Management

Note: Oil includes conventional oil and gas, oil sands and infrastructure related to the production of oil from the oil sands. EBITDA Contribution excludes Corporate costs

File No 82-35011

Renting with Emeco

Emeco

There are five main reasons why companies rent from Emeco which provides the customer with capital and operational efficiency and lower costs per hour

Reasons	Customer Constraint
Availability	Delivery delays for new equipment Limited contacts/expertise to purchase second hand machines
Flexibility	Fluctuations in fleet requirements over life of mine Unplanned work or increased production targets that exceed fleet capacity
Capital Management	Allocating limited capital between exploration/development and operations
Residual Risk Management	Optimising disposal timing Disposal avenues available
Asset Management	Limited expertise or reliant on outsourcing, potentially increasing downtime of machines and efficiency

Leads To

Capital and Operational Efficiency and Lower Cost Per Hour

File No 82-35011

Emeco

Agenda

1 Business highlights

2 Industry overview

3 Business overview

4 Financial overview

Integrated business model

Emeco has an integrated business model, delivering low-houred machinery to customers with ongoing parts and maintenance support



Rental
94% 1H07 pro forma EBITDA
157 staff
16 locations
969 units
Market intelligence
Access to equipment
Wholesale pricing
Residual management
Sales
4% 1H07 pro forma EBITDA
54 staff
18 locations
366 units
2% 1H07 pro forma EBITDA
185 maintenance staff
51 parts staff
9 locations

Source: Emeco Management, fleet and staff numbers as of 31 December 2006

File No 82-35011

Customer and contract profile

Emeco

Emeco rents to a diverse range of customers backed by short-term contracts that are typically extended

Customer revenue contribution



19%
10%
12%
59%
Top 5
Top 6–10
Top 11–20
Remainder

Average contract length



20
10
0
Months
16
10
Average Initial Contract
Average Stay to Date

Blue chip customers

Anglo American | **BHP Billiton** | **Newcrest Mining** | **Placer Dome** | **Rio Tinto** | **Xstrata** | **Zinifex**

Note: Average contract length is based on rental contracts at 31 December 2006 in Australia and Indonesia

Growth Strategy

Emeco

Going forward, Emeco expects growth to come from both organic growth and three distinct areas of step-out opportunities

Organic growth

- Growth in earth moved is expected to continue in the mining industry served by Emeco in Australia, Indonesia and Canada
- Key drivers of rental behaviour are expected to continue to underpin increased rental penetration going forward

Acquisitions

- International scale and leadership position Emeco as the logical consolidator of small-medium scale fleet owners
- Some acquisitions are being considered

New Geographies

- Size of markets not served by Emeco is 3x the size of markets served
- North America and Europe are expected to provide the next leg of global expansion for Emeco
- Since the IPO, 5 branches have been established in USA and Canada and Euro Machinery acquired
- Potential future markets include *Africa*, *Chile and India*

Non-mining opportunities

- Civil construction and aggregates represents 14% of rental revenue YTD
- Significant opportunities for growth in civil construction and aggregates

Emeco

Agenda

1 **Business highlights**

2 **Industry overview**

3 **Business overview**

4 **Financial overview**

File No 82-35011

Financial highlights

Emeco

Pro forma revenue



600
500
400
300
200
100
0
A$m
CAGR = 29%
190
251
292
383
524
1H07
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007F
Revenue

Pro forma EBITDA



250
200
150
100
50
0
A$m
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
CAGR = 36%
61
73
96
143
207
1H07
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007F
EBITDA
Margin

Pro forma EBITA



140
120
100
80
60
40
20
0
A$m
25%
20%
15%
10%
5%
0%
CAGR = 38%
34
41
63
89
122
1H07
FY2003
FY2004
FY2005
FY2006
FY2007F
EBITA
Margin

Source: Emeco Management

File No 82-35011

Operating cashflow

Emeco

Strong growth in operating cashflows continue to support Emeco's growth aspirations

Pro forma EBITDA - maintenance capex



A$m
200
150
100
50
0
CAGR = 39%
41
61
81
98
154
2003A
2004A
2005A
2006A
2007F
EBITDA - maintenance capex

Source: Emeco Management

File No 82-35011

Utilisation and returns

Emeco

Emeco's client base drives attractive utilisation rates and returns in Australian and Indonesian rental markets

Utilisation rates [1]


100.0%
90.0%
80.0%
70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Jul-05
Nov-05
Mar-06
Jul-06
Nov-06
Australia
Aust and Indo

The utilisation rate for Emeco's Australian and Indonesian rental fleet averages 79%

Pro forma return on funds employed ("ROFE") [2]


50%
40%
30%
20%
10%
0%
200
180
160
140
120
100
80
60
40
20
0
A$m
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
LTM rolling EBITA
LTM rolling Depreciation
EBITA ROFE
EBITDA ROFE

Emeco has maintained strong and consistent pro forma EBITA and EBITDA ROFEs over time

Source: Emeco Management

Notes:

1. Percentage of Emeco's rental equipment which is at customer sites (excluding machines in transit)
2. Quotient of (i) the sum of EBITDA or EBITA, as the case may be, for each of the last twelve months, divided by (ii) Average Funds Employed for the same period. Average Funds Employed is the average of each month's closing net tangible assets plus interest bearing liabilities on the last day of each of the last twelve months

File No 82-35011

Run rate EBITDA

Emeco

Run rate EBITDA reflects the full year effect of capital expenditure throughout the financial year



A$m
200
180
160
140
120
100
80
60
40
20
0
Actual
Run rate[3]
60.7
67.8
73.3
82.7
96.4
109.2
143.4
186.5
99.8
106
2003
2004
2005
2006
1H07

	2003	2004	2005	2006	1H07
Funds employed (period end): [1]	**204.9**	**261.6**	**326.8**	**627.9**	**747.8**
Historical EBITDA ROFE [2]	**33.1%**	**31.6%**	**33.4%**	**29.7%**	**28.4%**

Source: Emeco Management

Notes:

1. Funds employed is defined as net tangible assets plus interest bearing liabilities at period end
2. Historical EBITDA ROFE is calculated as the quotient of the sum of EBITDA for each of the last twelve months, divided by average funds employed over the same period
3. Run rate is calculated as the product of funds employed at period end and historical EBITDA ROFE and in the context of the forecast period reflects the annualised input of existing contracts

File No 82-35011

Strong capital expenditure pipeline

Emeco

Emeco already has commitments in place that will exceed its 2007F prospectus capital expenditure



300
250
200
150
100
50
0
$ Millions
54.6
53.1
103.7
150.1
9.7
39.9
168.0
243.1
Maintenance
Organic Growth
Acquisition Growth
TOTAL
Prospectus
Committed

Source: Emeco Management

File No 82-35011

Earnings lag from growth capital

Emeco

Inevitable lag between committed capital and earnings. Full year earnings from growth capital underpins growth in the following year


YTD Capital Purchased v Deployed
TOTAL
145.1
154.2
Acquisition Growth
24.1
24.1
Organic Growth
100.8
108.8
Maintenance
20.2
21.3
0
50
100
150
200
Capital ($Millions)
Purchased
Deployed


Run Rate EBITDA
A $M
210
190
170
150
130
110
90
70
50
143
43
21
207
FY2006F
Run rate
New growth
FY2007F
Run Rate²

Source: Emeco Management

File No 82-35011.

Statement of pro forma financial performance

Emeco

Emeco has achieved its FY2006 prospectus forecast and is on track to achieve its FY2007 prospectus forecast

A$m	FY2003	FY2004	YOY % Change	FY2005	YOY % Change	FY2006	YOY % Change	FY2007F	YOY % Change
Revenue	189.9	251.3	32.3%	291.8	16.1%	382.8	31.2%	524.5	37.0%
EBITDA	**60.7**	**73.3**	**20.8%**	**96.4**	**31.5%**	**143.4**	**48.8%**	**207.3**	**44.6%**
Depreciation	-26.4	-32.5		-33.4		-54		-85.5	
EBITA	**34.3**	**40.8**	**19.0%**	**63**	**54.4%**	**89.4**	**41.9%**	**121.8**	**36.2%**
Amortisation	-0.7	-1.3		-9.4		-10.5		-3.4	
EBIT	**33.6**	**39.5**	**17.6%**	**53.6**	**35.7%**	**78.9**	**47.2%**	**118.4**	**50.1%**
NPAT								70.3	
NPAT (before amortisation)								**73.7**	

END